EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

June 30, 2005

Board of Directors

Marathon Oil Corporation

5555 San Felipe

Houston, Texas 77056

This letter is furnished at the request of Marathon Oil Corporation (“MOC”) in connection with the Transaction (as defined below) whereby MOC will acquire the entire equity membership interest in Marathon Ashland Petroleum LLC (“MAP”) owned by Ashland Inc. (“Ashland”).

Overview

We understand that currently MOC owns a 62% membership interest in MAP and Ashland owns a 38% membership interest in MAP (the “Ashland Interest”). Under the proposed terms of the Transaction (as defined below):

(i)	MAP will redeem a portion of the Ashland Interest for an amount that is currently estimated at $900 million (which estimate assumes that the Holdco Borrowing (as defined below) will be approximately $1.9 billion) plus 38% of MAP’s cash accumulated from operations prior to closing of the Transaction, which redemption consideration will be paid in a combination of cash and MAP accounts receivable (the “Partial Redemption”); the amount of the Partial Redemption will be increased (or decreased) to the extent of any decrease (or increase) in the amount of the Holdco Borrowing and by 38 percent of certain pension contributions and similar payments by MAP;

(ii)	Promptly following the Partial Redemption, Ashland will reorganize (the “Restructuring”) its corporate structure, effectively resulting in:

(A)	the transfer to a newly formed wholly owned subsidiary of Ashland (“Holdco”) of (1) the remaining Ashland Interest (including the Ashland LOOP/LOCAP interests) and (2) certain other active trades or businesses (collectively, the “ATB”); and

(B)	the transfer (via merger of Ashland with and into a newly formed wholly owned subsidiary of Holdco followed by a merger of that subsidiary with and into another newly formed wholly owned subsidiary of Holdco (“Newco”)) of Ashland’s remaining assets and liabilities (including, but not limited to, all assets and liabilities related to Ashland’s currently wholly owned businesses (other than the ATB)) and the cash and accounts receivable from the Partial Redemption to Newco;

(iii)	Promptly following the Restructuring, (A) Holdco will contribute to Newco cash (the “Cash Contribution” and, together with the amount received by Ashland in the Partial Redemption, the limitation on Newco’s environmental indemnity described below, and any indemnity by MOC of the Section 355(e) tax liabilities described below, the “MOC Consideration”) in an

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Marathon Oil Corporation

June 30, 2005

amount sufficient to repay, repurchase, defease or terminate certain of Ashland’s debt and similar obligations, currently estimated at $1.9 billion which it will raise through its incurrence of debt (the “Holdco Borrowing”), (B) Holdco will distribute shares of Newco common stock to the holders of shares of Holdco common stock, on the basis of one share of Newco common stock for each outstanding share of Holdco common stock, and (C) Holdco will merge with a subsidiary of MOC (which will be a Delaware LLC) in a merger (the “Merger”) in which MOC’s subsidiary will be the surviving entity, with MOC common stock having an aggregate value of $915 million being issued to the former Holdco shareholders;

(iv)	Newco’s indemnification obligations for certain environmental losses associated with the assets Ashland transferred to MAP at the formation of the joint venture will be limited to $50 million in the aggregate, and Ashland or Newco will bear certain costs of an ongoing project at the St. Paul Park refinery (MOC has instructed us to value this limitation on Newco’s environmental indemnity at $15 million); and

(v)	With regard to tax liabilities under Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”), or similar provisions of state or local laws arising from the Transaction (collectively, “Section 355(e) Taxes”): (A) MOC will satisfy and indemnify Newco against, the first $200 million of liability in respect of Section 355(e) Taxes (provided, however, that, to the extent the liability for Section 355(e) Taxes that is attributable to the reduction in the tax basis of the Newco common stock pursuant to Section 358(d)(1) of the Code exceeds $75 million, MOC’s indemnification obligation with respect to Section 355(e) Taxes will be increased by an amount equal to such excess); (B) Newco will be liable for up to $175 million of liabilities for Section 355(e) Taxes in excess of Marathon’s indemnification obligation described in the immediately preceding clause (A); and (C) Newco and MOC will share equally the responsibility to satisfy any liability for Section 355(e) Taxes in excess of their respective indemnification obligations described in the immediately preceding clauses (A) and (B).

The transactions contemplated by the Partial Redemption, the Restructuring, the Holdco Borrowing, the Cash Contribution, and the Merger and related transactions, in each case as described in more detail in the transaction documents that have been provided to us, and the payment of related fees and expenses are collectively referred to as the “Transaction.”

Solvency Tests

In connection with the Transaction, MOC has requested that we render a written solvency opinion (this “Opinion”) as of the date hereof addressed to you, as to whether, assuming the Transaction is consummated substantially as proposed as of June 30, 2005 (the “Effective Date”), which we understand to be consistent with the assumed date of consummation reflected on the Pro Forma Balance Sheets (as defined herein) prepared by Ashland as of June 30, 2005:

(a)	The Fair Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective total Liabilities (including subordinated, unmatured, unliquidated, disputed and Contingent Liabilities);

EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

(b)	The Present Fair Saleable Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective probable Liabilities, as they become absolute and mature;

(c)	Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will be able to pay their respective Liabilities as they mature and come due; and

(d)	Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will not have unreasonably small capital for the business in which it is engaged, as management of Ashland has stated Ashland’s business, before consummation of the Transaction, is conducted and Newco’s business is proposed to be conducted, following the consummation of the Transaction.

EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

Solvency Definitions

For purposes of this Opinion, the following terms will have the meanings set forth below:

(1)	“able to pay their respective Liabilities as they mature” means that, assuming the Transaction has been consummated as proposed (and taking into consideration, as appropriate, the stated borrowing capacity now available under Ashland’s borrowing facilities and any borrowing facilities of Newco proposed to be in place as of the time of the closing of the Transaction and the proceeds of the Transaction), during the period from the Effective Date through September 30, 2009, the period covered by the financial projections prepared by Ashland’s management (the “Financial Projections”), Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will have the ability in the ordinary course of business to pay current Debt, short-term Debt, long-term Debt, other contractual obligations and other Liabilities, including Contingent Liabilities, as such Debt and other Liabilities mature.

(2)	“Commercially Reasonable Period of Time” means at least twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale.

(3)	“Contingent Liabilities” of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, means the maximum estimated amount of Liabilities that are not absolute and which have been identified to us, including, but not limited to, Liabilities associated with claims alleging exposure to asbestos, the environment and pension obligations, by responsible officers and employees of Ashland, their respective accountants and financial advisors, and such other experts as we have deemed necessary to consult. American Appraisal Associates, Inc. (“AAA”), after consultation with responsible officers and employees of Ashland, and/or such industry, economic and other experts as we have deemed necessary to consult and rely on, has assessed the reasonableness of the estimate of each of the Contingent Liabilities, in light of all the facts and circumstances existing at the time. Such Contingent Liabilities may not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5 and, therefore, will not necessarily be recorded as liabilities under Generally Accepted Accounting Principles (“GAAP”).

(4)	“Debts” of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, means the following (without duplication), as identified to us by management of Ashland: (i) all indebtedness of Ashland or Newco, as the case may be, for borrowed money; (ii) all payment obligations of Ashland or Newco, as the case may be, evidenced by bonds, debentures, notes and other similar instruments; (iii) all capital lease payment obligations of Ashland or Newco, as the case may be; and (iv) all Debt of any kind referred in the preceding clauses (i) through (iii) of other persons guaranteed by Ashland or Newco, as the case may be.

(5)	“Fair Value” of assets means the amount at which the aggregate assets would change hands between a willing buyer and a willing seller, within a Commercially Reasonable Period of Time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

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Marathon Oil Corporation

June 30, 2005

(6)	“Liabilities” of Ashland, before consummation of the Transaction and Newco, after consummation of the Transaction, means Debts, liabilities and other obligations of Ashland or Newco, as the case may be (whether matured or unmatured, liquidated or unliquidated, secured or unsecured, fixed or contingent (to the extent they constitute Contingent Liabilities), accrued or unaccrued).

(7)	“Present Fair Saleable Value” of assets means the amount that may be realized if the assets are sold with Reasonable Promptness in an arm’s-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise.

(8)	“Reasonable Promptness” means a period of time of nine to twelve months for a willing buyer and a willing seller to agree on price and terms, plus the time necessary to complete the sale.

(9)	“will not have unreasonably small capital for the business in which each is engaged” means that Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will not lack sufficient capital for the needs and anticipated needs for capital of its business, including Contingent Liabilities, as management of Ashland has stated that Ashland has conducted its business before consummation of the Transaction, and Newco proposes to conduct its business following the consummation of the Transaction.

No representation is made herein as to the sufficiency of the above definitions for any purpose other than setting forth the scope of this Opinion.

In rendering this Opinion, we have valued the aggregate assets, on a consolidated and going concern basis, of Ashland, before consummation of the Transaction, and Newco, after consummation, and giving effect to the Transaction and the associated Liabilities incurred or remaining outstanding in connection therewith. The valuation included the aggregate assets of the business of Ashland’s business enterprise (total invested capital) represented by the total net working capital, tangible plant, property and equipment, and intangible assets (including goodwill) of the business enterprise before consummation of, and giving effect to, the Transaction and the corresponding assets of Newco after consummation of, and giving effect to, the Transaction. For each of Ashland and Newco, we included in the assets the asbestos insurance reserves estimates by Ashland and we included in the liabilities provisions with respect to the claims alleging exposure to asbestos, each as provided by Ashland in their Pro Forma Balance Sheet (as defined herein), which insurance reserves and asbestos-related claims provisions have been represented by Ashland to have been prepared in accordance with GAAP. We believe that this is a reasonable basis on which to value each of Ashland and Newco. Nothing has come to our attention that causes us to believe that either of Ashland, before consummation of the Transaction or Newco, after consummation and giving effect to the Transaction and the associated Liabilities incurred or remaining outstanding in connection therewith, would not be a going concern.

EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

Methodology

The determination of Fair Value and Present Fair Saleable Value for purposes of this Opinion was based on the generally accepted valuation principles used in the market as of the date hereof as they apply to the relevant businesses of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, and discounted cash flow approaches, described as follows:

Market Approach - Based on correlation of: (a) current stock market prices of publicly held companies whose businesses are similar to those of each of Ashland and Newco (as a going concern) and premiums paid over market prices by acquirors of total or controlling ownership in such businesses; and (b) acquisition prices paid for total ownership positions in businesses whose lines of business are similar to that of each of Ashland and Newco.

Discounted Cash Flow Approach - Based on the present value of each of Ashland’s and Newco’s future debt-free operating cash flow as estimated by the management of Ashland and reflected in the Ashland Financial Projections. The Present Value is determined by discounting the projected operating cash flow at a rate of return that reflects the financial and business risks of each of Ashland and Newco.

Our opinion of Fair Value and Present Fair Saleable Value is subject to the following assumptions:

(i)	Any sale of either Ashland or Newco, including the underlying assets thereof, would be completed as the sale of an ongoing business entity; and

(ii)	Except as we specifically state below, in determining the Fair Value and Present Fair Saleable Value of the aggregate assets of each of Ashland and Newco, any taxes or transaction costs which may be owed by each of Ashland and Newco as a result of the Transaction, other than those specifically identified in the Financial Projections, were not considered.

While we believe that each of Ashland and Newco would be marketable as a separate business enterprise, we have not been requested to identify, and have not identified, potential purchasers or to ascertain the actual prices and terms by which each of Ashland and Newco can currently be sold. Furthermore, because the sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we express no opinions as to whether Ashland or Newco could actually be sold for amounts we believe to be equivalent to their Fair Values and Present Fair Saleable Values.

Financial Results and Projections

In connection with the analysis underlying this Opinion, we were provided historical operating results and projected operating results (the Financial Projections as previously defined). In addition to this information, we were provided other operating data and information, all of which has been accepted, without independent verification, as representing a fair statement of historical and projected results of each of Ashland and Newco, in the opinion of the management of Ashland and (to the extent they related to MAP) the management of MAP. However, in the course of our investigation, nothing has led us to believe that our acceptance and reliance on such operating data and information was unreasonable.

Although, during the course of our engagement, we have tested the reasonableness of data provided

EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

to us (including historical financial information and the Financial Projections), we have not independently verified the accuracy of the Financial Projections, or any of the assumptions, estimates or judgments referred to therein, or the basis therefor, and although no assurances can be given that such Financial Projections and forecasts can be realized or that actual results will not vary materially from those projected, nothing has come to our attention during the course of our engagement which led us to believe that any information reviewed by us or presented to us in connection with our rendering of this Opinion is unreasonable in any material respect or that it was unreasonable for us to utilize and rely upon the Financial Projections, financial statements, assumptions, description of the business and liabilities, estimates and judgments of the managements of Ashland and MAP, and their respective counsel, accountants and financial and other advisors. This Opinion is necessarily based on business, economic, market and other conditions as they currently exist and as they can be evaluated by us at the date of this Opinion.

Contingent Liabilities

In determining the amount that would be required to pay the total Liabilities of each of Ashland and Newco, as such Liabilities become absolute and mature for purposes of this Opinion, we have (i) applied valuation techniques, including present value analysis, using appropriate rates over appropriate periods, to the amounts that will be required from time to time to pay such Liabilities (including Contingent Liabilities) as they become absolute and mature based on their scheduled maturities (or, in the case of Contingent Liabilities, the anticipated dates of payment) and (ii) considered the asbestos-related claims payments and related asbestos insurance recoveries as estimated by Ashland on their Pro Forma Balance Sheet (as defined herein) as well as asbestos-related claims payments estimates provided by Analysis, Research & Planning Corporation (“ARPC”) and related asbestos insurance recovery estimates provided by Anderson Kill & Olick, P.C. (“AKO”). We understand that the estimates provided by ARPC are not necessarily in conformity with Statement of Financial Accounting Standards No. 5 and, therefore, would not necessarily be recorded as liabilities under GAAP and as such ARPC’s and AKO’s estimates were considered by AAA in AAA’s sensitivity analyses. The ARPC and AKO estimates extend for approximately 50 years, as compared to the 10-year provision period used by Ashland in the Pro Forma Balance Sheet (as defined herein).

In the course of our investigation of identified Contingent Liabilities, the areas brought to our attention by the managements of each of Ashland and Newco included: (i) various lawsuits and claims filed and/or pending against Ashland including asbestos-related lawsuits and claims; (ii) environmental matters; (iii) employee benefit plan obligations; (iv) tax audit exposure; (v) adequacy of corporate risk management programs; and (vi) contracts and commitments. In connection with the asbestos-related Contingent Liabilities, we have reviewed the reports of Hamilton, Rabinovitz & Alschuler, Inc. (“HRA”) referred to as “Technical Report Estimating Pending and Future Asbestos Personal Injury Liabilities of Ashland Inc” dated October 25, 2004 (revised January 19, 2005)” (collectively, the “HRA Report”) and the reports of Tillinghast-Towers Perrin (“TTP”) referred to as “Analysis of Potential Asbestos Related Liabilities Recovered from Ashland Insurers” dated as of September 30, 2004 including Base Case and Scenario#’s 1, 2& 9 (collectively, the “TTP Report”). We have also reviewed the report of ARPC dated as of June 10, 2005 entitled “Forecast of Indemnity and Defense Costs to Resolve All Future Asbestos-Related Bodily Injury Claims Filed Against Ashland Inc. and Subsidiaries” (collectively, the “ARPC Report”) and the report of AKO dated as of June 3, 2005 entitled “Tecumseh-Arapaho” (collectively, the “AKO Report”) on asbestos-related claims, and potential asbestos insurance recoveries, and held discussions with

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Marathon Oil Corporation

June 30, 2005

representatives of each of HRA, TTP, ARPC and AKO about their respective reports. In our discussions with AKO, we discussed AKO’s review of Ashland’s insurance policies provided to AKO in the data room assembled by Ashland in its offices in Lexington, Kentucky.

We have determined that reserves for the Contingent Liabilities have been made in the pro forma consolidated balance sheets of each of Ashland and Newco as of June 30, 2005 (the “Pro Forma Balance Sheets”) prepared and furnished to us by Ashland, and provisions for the ongoing expenses related to these issues have been included with the projection of income and expenses presented in the Financial Projections, and are considered in our valuation study as ongoing business operating expenses. We have taken these identified Contingent Liabilities into account in rendering this Opinion and have concluded that such liabilities and ongoing expenses do not require any qualification of this Opinion. Our conclusion is based on, among other things, our discussions with managements of Ashland and MAP, their consultants and counsel concerning, and our investigation of, the various lawsuits, claims, including asbestos-related claims and asbestos insurance recovery, and other Contingent Liabilities identified to us.

Opinion Conditions and Assumptions

We have assumed, without independent verification, that the Pro Forma Balance Sheet of Newco and the Financial Projections have been reasonably prepared and reflect the best currently available estimates, after consummation of the Transaction, of the future financial results and conditions of Newco, and that there has been no material adverse change in the assets, financial condition or business of Ashland which would materially impact our reliance on the Pro Forma Balance Sheet and Financial Projections, since the date of the most recent financial statements made available to us. Nothing has come to our attention which would lead us to believe that the foregoing assumption is unreasonable. Further, this Opinion is subject to the following assumptions:

(i)	The Transaction is consummated as proposed;

(ii)	The operating cash flow of each of Ashland and Newco will be made available and used to satisfy their obligations as they mature;

(iii)	Our opinion of each of Ashland’s and Newco’s ability to pay their respective Debts and other Liabilities, including Contingent Liabilities and other commitments, as they mature, is limited to the period of time of the Financial Projections;

(iv)	The Debt of Ashland listed on Schedule A hereto will be repaid or repurchased on the Effective Date (or will be repaid or repurchased after the Effective Date using proceeds from the Transaction);

(v)	Any Debt of Ashland or Newco is permitted to be refinanced in conformity with common business practice to the extent consistent with covenants in the various financing documents;

(vi)	We have assumed that as of the Effective Date, the total Liabilities of each of Ashland and Newco will be only those Liabilities set forth in their respective Pro Forma Balance Sheets and incorporated in the Financial Projections that were prepared by Ashland and furnished to us by the management of Ashland and its

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Marathon Oil Corporation

June 30, 2005

financial advisors. In the course of our investigation, nothing came to our attention which caused us to believe such assumptions to be unreasonable. The Pro Forma Balance Sheets are the unaudited Pro Forma Balance Sheets for each of Ashland, immediately prior to the Transaction, and Newco, as of the closing of the Transaction, using June 30, 2005 pro forma data, as reflected in the Financial Projections and adjusted to give effect to (a) the planned financing of the Transaction; and (b) the application of the proceeds of the Transaction, and restated by us to reflect the Fair Value and Present Fair Saleable Value of the aggregate assets of each of Ashland and Newco. Ashland’s management has represented to us, and we have relied on the management of Ashland’s representation, that no adverse changes have occurred since their preparation which would materially impact our reliance on the Pro Forma Balance Sheets and Financial Projections. Nothing has come to our attention which would lead us to believe our reliance on such representations to be unreasonable.

In connection with this Opinion, we have made such reviews, studies, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)	reviewed the Transaction documents (including the Master Agreement to which MOC and Ashland are parties and the other Transaction Agreements (as defined in the Master Agreement) and the exhibits and schedules thereto) and SEC reporting and/or filing documents of Ashland;

(ii)	reviewed the Financial Projections for each of Ashland and Newco and inquired of management of Ashland as to the foundation for such projections and the basic assumptions made in the preparation of such projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(iii)	reviewed the MAP Financial Projections and inquired of management of MAP as to the foundation for such projections and the basic assumptions made in the preparation of such projections relating to the type of business, geographic markets, economic conditions, and capital facilities and working capital requirements;

(iv)	reviewed audited and unaudited historical financial statements of each of Ashland and MAP, including income statements, balance sheets and cash flow statements, and pro forma financial statements of Newco, including income statements, balance sheets and cash flow statements, as provided by management of Ashland (with respect to financial statements of Ashland and Newco) and management of MAP (with respect to financial statements of MAP);

(v)	visited the current headquarters and selected facilities of each of Ashland and MAP to discuss historical and projected operating results and industry data, including the impact of future trends on the industries in which each of Ashland and MAP competes, as well as the effects of consummating the Transaction;

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Marathon Oil Corporation

June 30, 2005

(vi)	reviewed the materials provided to us in the data rooms assembled by Ashland in its offices in Covington, Kentucky and Ashland, Kentucky;

(vii)	reviewed select internal financial analyses and other internally generated financial data provided by management of Ashland and MAP, including asset valuations of Ashland and MAP;

(viii)	reviewed Contingent Liabilities of Ashland, including, but not limited to, Contingent Liabilities associated with asbestos-related claims, the environment and pension obligations; our review of asbestos-related claims and asbestos insurance recovery issues included our review of the HRA Report, TTP Report, ARPC Report and AKO Report;

(ix)	inquired of management of Ashland as to estimated levels of cash and working capital to be required by each of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction;

(x)	reviewed select publicly available economic, financial and market information as it relates to the business operations of each of Ashland and Newco;

(xi)	reviewed select publicly available information regarding businesses similar to each of Ashland, Newco and MAP and investigated the financial terms and post-transaction performance of recent acquisitions of businesses similar to each of Ashland, Newco and MAP and operating in reasonably similar markets;

(xii)	discussed all of the foregoing information, where appropriate, with management of each of Ashland and MAP and certain of their employees and agents;

(xiii)	met with members of the senior management of Ashland to discuss the business, properties, past history, results of operations and prospects of Ashland and Newco, including discussions of the competitive environment in which Newco will operate and the impact of consummation of the Transaction on operations;

(xiv)	met with members of the senior management of MAP to discuss the business, properties, past history, results of operations and prospects of MAP;

(xv)	discussed certain Transaction-related matters with representatives of Ashland, MAP and/or MOC and their respective financial advisors and counsel; and

(xvi)	conducted such other studies, analyses and inquiries as we deem necessary for purposes of this Opinion.

EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

This Opinion is intended to supplement, not substitute for, any addressees’ due diligence, to the extent required, in this or any related transaction.

Opinion

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of this date that, assuming the Transaction is consummated substantially as proposed as of the Effective Date:

(a)	The Fair Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective total Liabilities (including subordinated, unmatured, unliquidated, disputed and Contingent Liabilities);

(b)	The Present Fair Saleable Value of the aggregate assets of Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will exceed their respective probable Liabilities, as they become absolute and mature;

(c)	Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will be able to pay their respective Liabilities as they mature and come due; and

(d)	Ashland, before consummation of the Transaction, and Newco, after consummation of the Transaction, will not have unreasonably small capital for the business in which it is engaged, as management of Ashland has stated Ashland’s business, before consummation of the Transaction, is conducted and Newco’s business is proposed to be conducted, following the consummation of the Transaction.

EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

It is understood that this Opinion is for the information of the above mentioned addressees and, at the direction of MOC, the Ashland Board of Directors, and is not to be publicly quoted, or referred to, in whole or in part, in any written document other than (i) the filing and disclosing of this Opinion in any report or other document filed with the Securities and Exchange Commission (the “SEC”) and any state securities commission or blue sky authority, or other governmental authority or agency, if such filing or disclosure is required pursuant to the rules and regulations thereof, or required by any applicable law, rule or regulation, or any applicable stock exchange rule; (ii) the use or disclosure of this Opinion upon the demand, order or request of any court, administrative or governmental agency or regulatory body (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena or discovery requests; (iii) the disclosure of this Opinion in connection with (a) the Transaction; or (b) an audit of MOC or Ashland by an independent public accountant or any administrative agency or regulatory body; or (iv) the provision of copies of, or any other disclosure of, this Opinion in connection with the exercise of any right or remedy, the defense of any claim in any litigation, or any governmental proceeding or investigation to which MOC or Ashland is subject or purported to be subject; (v) the disclosure of this Opinion as may be requested, required or ordered in, or to protect MOC’s or Ashland’s interest in, any litigation, governmental proceeding or investigation; or (vi) the disclosure of this Opinion as otherwise required by, or as reasonably determined by MOC or Ashland to be required by, any applicable law, order, regulation or ruling.

Very truly yours,

AMERICAN APPRAISAL ASSOCIATES, INC.

Lee P. Hackett
Executive Vice President LPH/md

EXHIBIT 99.10

Marathon Oil Corporation

June 30, 2005

Schedule A - Ashland Debt Schedule

AAA has been provided these schedules by MOC and is relying on these pages for their accuracy and completeness as representing the Debt of Ashland to be repaid or repurchased on or substantially concurrently with the Effective Date, and not verifying them in any way.

Ashland Debt

Repaid week of June 27

Debt Tender - to be repaid June 30 (additional debt can be tendered until the tender offer expires)

6.625% Senior Notes due February 15, 2008	144,513,000.00
8.800% Debentures due November 15, 2012	225,851,000.00
9.350% Medium-Term Notes due January 24, 2019	5,000,000.00
9.200% Medium-Term Notes due April 24, 2006	350,000.00
Series E 7.000% Medium-Term Notes due July 30, 2008	5,000,000.00
Series E 8.880% Medium-Term Notes due December 27, 2011	15,000,000.00
Series E 8.700% Medium-Term Notes due December 30, 2011	3,000,000.00
Series E 8.620% Medium-Term Notes due January 16, 2012	3,000,000.00
Series E 8.990% Medium-Term Notes due April 13, 2012	5,000,000.00
Series E 8.960% Medium-Term Notes due April 25, 2012	3,000,000.00
Series E 8.250% Medium-Term Notes due February 12, 2013	10,000,000.00
Series E 9.080% Medium-Term Notes due March 31, 2013	5,000,000.00
Series E 7.720% Medium-Term Notes due July 15, 2013	2,000,000.00
Series E 7.730% Medium-Term Notes due July 15, 2013	15,000,000.00
Series E 7.650% Medium-Term Notes due August 5, 2013	15,000,000.00
Series E 7.750% Medium-Term Notes due August 6, 2018	10,000,000.00
Series E 8.810% Medium-Term Notes due June 3, 2022	10,000,000.00
Series E 8.780% Medium-Term Notes due June 10, 2022	3,000,000.00
Series E 7.150% Medium-Term Notes due September 20, 2023	3,000,000.00
Series F 7.900% Medium-Term Notes due August 5, 2006	8,396,000.00
Series F 7.790% Medium-Term Notes due August 9, 2006	13,800,000.00
Series F 8.430% Medium-Term Notes due October 18, 2006	10,000,000.00
Series F 8.230% Medium-Term Notes due February 26, 2007	10,000,000.00
Series F 7.860% Medium-Term Notes due March 23, 2007	10,000,000.00
Series F 8.625% Medium-Term Notes due February 10, 2015	10,000,000.00
Series F 8.380% Medium-Term Notes due April 1, 2015	8,000,000.00
Series F 8.630% Medium-Term Notes due February 21, 2025	5,000,000.00
Series G 7.100% Medium-Term Notes due October 10, 2005	—
Series G 7.220% Medium-Term Notes due August 9, 2006	10,000,000.00
Series G 7.400% Medium-Term Notes due September 19, 2006	9,414,000.00
Series G 7.280% Medium-Term Notes due October 4, 2006	15,000,000.00
Series G 7.250% Medium-Term Notes due October 9, 2006	15,000,000.00
Series G 7.160% Medium-Term Notes due October 9, 2006	15,000,000.00
Series G 6.990% Medium-Term Notes due November 6, 2006	10,000,000.00
Series G 6.900% Medium-Term Notes due November 14, 2006	12,000,000.00
Series G 7.710% Medium-Term Notes due May 11, 2007	15,000,000.00
Series G 7.200% Medium-Term Notes due October 15, 2007	10,000,000.00
Series G 7.560% Medium-Term Notes due August 9, 2016	10,000,000.00
Series G 7.780% Medium-Term Notes due September 19, 2016	15,000,000.00
Series H 6.860% Medium-Term Notes due May 1, 2009	132,850,000.00
Series J 7.830% Medium-Term Notes due August 15, 2005	185,070,000.00

1,012,244,000.00

Debt not tendered — to be discharged on June 29
9.200% Medium-Term Notes due April 24, 2006	4,650,000.00

Taxable debt not tendered - to be defeased June 29
9.350% Medium-Term Notes due January 24, 2019	5,000,000.00

Tax-exempt debt to be defeased June 30
5.70% City of Ashland	36,000,000.00
6.65% City of Ashland	30,000,000.00
7.125% City of Ashland	55,000,000.00
6.10% City of Ashland	10,000,000.00

131,000,000.00

Tax-exempt debt to be repaid July 1
Floating rate City of Ashland	27,700,000.00

Liquidity Agreement (facility used to refund maturing debt - excludes 6/29 borrowing)
Refunding balance sheet debt	191,000,000.00
Operating Leases	61,699,644.47

252,699,644.47

Operating Leases (payment made June 30)
Wachovia	62,801,590.39
SunTrust	28,415,351.81
Goldman Sachs (scheduled payment)	1,675,364.02

92,892,306.22

Other
Receivable Financing	250,000,000.00
Short-term Debt (total due at maturity — includes interest)	194,200,000.00

444,200,000.00

Interest Rate Swaps - unwound on June 27 with an effective date of June 29.

Ashland Debt

Repaid week of June 27

Debt part of offer - not tendered for
6.625% Senior Notes due February 15, 2008	5,487,000.00
8.800% Debentures due November 15, 2012	24,149,000.00
Series E 7.720% Medium-Term Notes due July 15, 2013	8,000,000.00
Series F 7.900% Medium-Term Notes due August 5, 2006	1,604,000.00
Series F 7.790% Medium-Term Notes due August 9, 2006	1,200,000.00
Series F 8.380% Medium-Term Notes due April 1, 2015	8,500,000.00
Series G 7.100% Medium-Term Notes due October 10, 2005	5,000,000.00
Series G 7.400% Medium-Term Notes due September 19, 2006	2,586,000.00
Series G 7.160% Medium-Term Notes due October 9, 2006	5,000,000.00
Series G 7.710% Medium-Term Notes due May 11, 2007	5,000,000.00
Series H 6.860% Medium-Term Notes due May 1, 2009	17,150,000.00
Series J 7.830% Medium-Term Notes due August 15, 2005	43,560,000.00

* The Series J notes will be repaid on maturity. We will enter an agreement with CSFB to try to purchase the remaining in the open market.

Other debt not repurchased
Widow Notes	126,000.00
HRS Terminals	990,000.00
Goldman Sachs Sale Leaseback (capital lease book value - unwind value greater)	11,085,789.70
Bluegrass Building Partners (operating lease)	NA
Rock Hill Lease (operating lease)	NA